December 18, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Suzanne Hayes
Thomas Jones

Re:    Apollo Endosurgery, Inc.
Registration Statement on Form S-3
1120 South Capital of Texas Highway
Austin, TX 78746
File No. 333-221893
Acceleration Request
Requested Date:    December 20, 2017
Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-221893) (the “Registration Statement”) to become effective on December 20, 2017 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John McKenna, Mark Weeks and Josh Seidenfeld of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Mark Weeks at (650) 843-5011, or in his absence, Josh Seidenfeld at (650) 843-5862.

Very truly yours,
Apollo Endosurgery, Inc.

By:/s/Stefanie Cavanaugh
Name: Stefanie Cavanaugh
Title: Chief Financial Officer

cc:    Todd Newton, Apollo Endosurgery, Inc.
John T. McKenna, Cooley LLP
Mark B. Weeks, Cooley LLP
Josh Seidenfeld, Cooley LLP